EXHIBIT 99.1

News Release dated March 1, 2017, Suncor Energy files annual disclosure documents

News Release

FOR IMMEDIATE RELEASE

Suncor Energy files annual disclosure documents

Calgary, Alberta (March 1, 2017) – Suncor has filed its 2016 Annual Report, 2016 Annual Information Form and 2017 Management Proxy Circular.

To view the company’s annual disclosure documents, visit Suncor’s profile on sedar.com or sec.gov or visit Suncor’s website at suncor.com/financialreports.

Shareholders may obtain a copy of Suncor's 2016 Annual Report free of charge by calling Investor Relations at 1-800-558-9071.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com